[HIA, Inc. Letterhead]

October 16, 2003

To the Shareholders of HIA, Inc.
Dear Fellow Shareholder:

        Last month you should have received an Offer to Purchase in which HIA, Inc. offered to repurchase up to 1,000,000 shares of its common stock for $0.50 per share. Due to the positive response we have received to the offer, we have decided to increase the number of shares that we are seeking to purchase in the offer from 1,000,000 to 1,500,000. The expiration date of the offer will remain as 5:00 p.m., Mountain Time, on October 31, 2003, unless the offer is further extended. The remaining terms and conditions of the offer, including the $.50 per share offering price, also remained unchanged.

        We would like to reiterate that the Offer to Purchase is not a solicitation to sell you anything. A number of shareholders apparently discarded the packet of information they received believing that we were offering to sell stock rather than offering to repurchase stock. If you have lost or discarded your packet of information, or did not receive it, please call me at (303) 394-6040 or toll free at (800) 289-2777 and I will see that you get another copy.

        Please feel free to call with any questions.

Yours truly,
/s/ ALAN C. BERGOLD
Alan C. Bergold, President